SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                                 TRANSAXIS, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   253838 10 6
                                 (CUSIP NUMBER)

                            SPENCER G. FELDMAN, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              TEL.: (212) 801-9200
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 14, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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                                  SCHEDULE 13D

CUSIP NO.  253838 10 6

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only) FreeStar Technology Corporation (88-0446457)

(2)  Check the Appropriate Box if a Member of a Group
     (a)             (b)

(3)  SEC Use Only

(4)  Source of Funds OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization Nevada

Number of             (7)  Sole Voting Power  3,267,453
                                             -----------------------------------
Shares Bene-
ficially              (8)  Shared Voting Power     0
                                               ---------------------------------
Owned by Each
Reporting             (9)  Sole Dispositive Power  3,267,453
                                                  ------------------------------
Person With
                      (10) Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,267,453 shares of Common Stock
     ---------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      ----------


(13) Percent of Class Represented by Amount in Row (11)  87.8%
                                                         -----------------------

(14) Type of Reporting Person CO
                              --------------------------------------------------

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ITEM 1.    SECURITY AND ISSUER.
           -------------------

          (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.0001 per share (the "Common Stock").

          (b) ISSUER: TransAxis, Inc. 348 East 6400 South, Suite 220 Salt Lake City, Utah 84107

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

           2(a)-(c) Name: FreeStar Technology Corporation ("FreeStar")

                    Business Address:    Calle Fantino Falco
                                         J.A. Baez Building, 2nd Floor
                                         Santo Domingo, Dominican Republic

                    Principal Business:  International payment processing and
                                         technology.

           2(d) Criminal Convictions: FreeStar has not been, and to the best knowledge of FreeStar, none of the directors and executive officers of FreeStar has been, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           2(e) Violations of Federal or State Securities Laws: On March 6, 2002 the Securities and Exchange Commission ("SEC") filed an action against Raece Richardson and David McKenzie, formerly the president and vice president of Freedom Surf, Inc., respectively, for securities fraud, for falsifying Freedom Surf's financial statements. The SEC's complaint alleges that the two included $5,180,000 in fraudulently-valued assets on Freedom Surf's financial statements filed with the SEC between January and November 2000.

                    In connection with the action against Raece Richardson and David McKenzie, the SEC also charged FreeStar, as successor corporation to Freedom Surf, with violations of Section 17(a) of the Securities Act of 1933, and Sections 10(b), 12(g), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities
                    Exchange Act of 1934 and Rules 10b-5, 12b-20, 13a-1, 13a-11 and 13a-13 thereunder. FreeStar resolved the litigation without admitting or denying the allegations in the complaint by consenting to an entry of final judgments of permanent injunction from violating any of the foregoing sections of the Securities Act and the Exchange Act, and rules thereunder. The settlement represents neither evidence nor an admission of wrongdoing or liability of FreeStar. All the violations alleged predated current management's assumption of control. This matter is detailed further in the SEC's Litigation Release No. 17397 and Accounting and Auditing Enforcement Release No. 1514, dated March 6, 2002, available on the SEC's website at www.sec.gov.

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                    Except as described above, FreeStar has not been, and to the best knowledge of FreeStar, none of the directors and executive officers of FreeStar has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

         The consideration for the purchase described in Item 4 below was 25,277,415 newly-issued shares of FreeStar's common stock.

ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------

         On October 14, 2003, FreeStar purchased 338,769 shares of Common Stock of TransAxis, Inc. ("TransAxis"), from two selling stockholders (the "Sellers"). In the same transaction, FreeStar also acquired from one of the Sellers the right to convert a note (the "Convertible Note") into Common Stock as a price per share equal to the prevailing market price of the Common Stock. As of the date of the transaction, the Convertible Note would have been convertible into approximately 2,916,533 shares of Common Stock. FreeStar will also purchase an additional 12,151 shares of Common Stock upon the delivery by a Seller of the stock certificate representing those shares. The 3,267,453 aggregate shares of Common Stock acquired by FreeStar (giving effect to the conversion of the Convertible Note and the acquisition by FreeStar of the additional 12,151 shares of Common Stock) (the "Acquired Shares") represent 87.8% of TransAxis' outstanding shares of Common Stock. Pursuant to a Stock Purchase Agreement, dated as of September 24, 2003, and amended on October 8, 2003 (the "Purchase Agreement"), between FreeStar and each of the Sellers, the Sellers will receive an aggregate of 25,277,415 shares of FreeStar's common stock, par value $.001 per share, in consideration for the sale of the Acquired Shares to FreeStar.

         As a result of purchasing these shares in TransAxis, control of TransAxis passed from Don Marshall, who was the beneficial owner of the Acquired Shares prior to the closing, to FreeStar. Mr. Marshall has resigned as the Chief Executive Officer of TransAxis, and will also resign as a director of TransAxis, subject to compliance by TransAxis with the provisions of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

         Pursuant to the Purchase Agreement, FreeStar agreed to use reasonable efforts within 180 days after the closing to effect the acquisition of the remainder of the Common Stock for cash at a valuation approximately equal to the value of FreeStar's common stock issued to the Sellers.

         FreeStar plans to vote its shares in favor of the election of Paul Egan, Ciaran Egan and Fionn Stakelum, directors of FreeStar, to the Board of Directors of TransAxis, subject to compliance by TransAxis with the provisions of Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. On October 14, 2003, the current directors of TransAxis

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appointed Paul Egan and Ciaran Egan, officers of FreeStar, as the President and
Chief Executive Officer, and the Chief Financial Officer, respectively, of TransAxis.

         Except as described in the foregoing paragraphs, FreeStar does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of TransAxis, or the disposition of securities of TransAxis; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TransAxis or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of TransAxis or any of its subsidiaries; (d) any change in the present board of directors or management of TransAxis, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of TransAxis; (f) any other material change in TransAxis' business or corporate structure; (g) any change in TransAxis' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TransAxis by any person; (h) causing a class of securities of TransAxis to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of TransAxis becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

         Reference is made to the Purchase Agreement and the Amendment thereto, which were filed as Exhibits 2.1 and 2.2 to FreeStar's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 24, 2003, and are incorporated by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Aggregate Number: 3,267,453 shares of Common Stock; Percentage:
               87.8%

          (b) FreeStar has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by it.

          (c)  None.

          (d)  Not Applicable.

          (e)  Not Applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER.
           ---------------------------------------------------------------------

         Except as described herein, FreeStar has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of TransAxis, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of TransAxis, (ii) finder's fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

         Incorporated by reference as Exhibits 1 and 2 to this Schedule 13D are the Stock Purchase Agreement and the Amendment thereto referred to in Item 4 hereof, which were filed as Exhibits 2.1 and 2.2 to FreeStar's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 24, 2003.

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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  October 24, 2003            FREESTAR TECHNOLOGY CORPORATION


                                    By: /s/ Paul Egan
                                        ----------------------------------------
                                        Paul Egan
                                        President and Chief Executive Officer

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